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                              March 12, 2024

       Lavanya Chandrashekar
       Chief Financial Officer
       Diageo plc
       16 Great Marlborough Street
       London W1F 7HS, England

                                                        Re: Diageo plc
                                                            Form 20-F for the
fiscal year ended June 30, 2023
                                                            Filed August 3,
2023
                                                            File No. 001-10691

       Dear Lavanya Chandrashekar:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the fiscal year ended June 30, 2023

       Operating results 2023 compared with 2022
       Income statement, page 66

   1.                                                   We note that the table
here is labeled    income statement   . This table appear to include
                                                        line items which are
not permitted to separately present in an income statement under
                                                        IFRS (e.g., operating
profit before exceptional items). In future filings, please remove or explain why you do not
believe such change should be made. Refer to
                                                        Item 10(e)(1)(ii)(C) of
Regulation S-K.
 Lavanya Chandrashekar
FirstName
Diageo plc LastNameLavanya Chandrashekar
Comapany
March      NameDiageo plc
       12, 2024
March2 12, 2024 Page 2
Page
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Melissa Gilmore at 202-551-3777
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing